Tenaris S.A. Société Anonyme Holding 46a, Avenue John F. Kennedy L – 1855 LUXEMBOURG R.C.S. Luxembourg B-85.203

June 5, 2015

Mr. Terence O’Brien,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Tenaris S.A.
December 31, 2013 Form 20-F filed April 30, 2014
File No. 1-31518
Comment Letter dated February 19, 2015

Dear Mr. O’Brien:

Set out below is the response of Tenaris S.A. (the “Company”) to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated February 19, 2015, to Mr. Edgardo Carlos, the Company’s Chief Financial Officer (the “Comment Letter”). The Staff’s comment is set forth below in boldface type, and the Company’s response is included below the comment.

1.	We note your responses in your January 30, 2015, letter responding to our comment letter dated January 13, 2015. Based on your responses in that and previous letters, as well as supplemental documentation provided to us, we believe that an impairment of the Usiminas investment should be recorded at a date no later than September 30, 2014. We base our conclusion on several factors including: 1) the large discrepancy between Ternium’s October 2, 2014, transaction price per share and the book value per share 2) your acknowledgement in your letter dated January 30, 2015, of the lack of any entity specific factors, such as tax benefits or synergies, that may explain a difference between the fair value and value in use of the investment, 3) the premium paid per share over quoted market price of 82% in Ternium’s October 2014 transaction appears consistent with the premium paid for the initial acquisition of shares, which is significantly lower than the percentage by which the carrying value per share exceeds the quoted market price per share, and 4) other responses in several of the letters provided to us including the discussion of key macroeconomic and industry indicators and decisions in your response dated December 18, 2014, that appear consistent with a diminution in value of your investment in Usiminas. Please tell us how you intend to measure the impairment taking into account that Ternium’s October 2014 arms-length transaction appears to provide objective evidence of value, the period in which you intend to record the impairment, and how you intend to report the impairment in documents filed or furnished with the SEC.

On April 2, 2015, Ternium S.A. (“Ternium”), an affiliate of the Company, submitted supplemental and additional materials to the Staff with the concurrence of the Company, and on May 6, 2015, the Company submitted supplemental and additional materials to the Staff. In each case, confidential treatment pursuant to Rule 83 of the Rules of Practice of the Commission was requested for such materials. Representatives of the Company and Ternium, their independent auditors and legal counsel engaged in discussions with members of the staff of the Division of Corporation Finance and the Office of the Chief Accountant regarding the contents of such submissions.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and recorded an impairment of the Usiminas investment of USD 161.2 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was adjusted to reflect the change in the value of that company’s participation in Usiminas. As a result of the impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

On June 1, 2015, the Company filed its annual report on Form 20-F with the Securities and Exchange Commission. The Form 20-F includes restated consolidated financial statements as of December 31, 2014 and for the year ended December 31, 2014.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Edgardo Carlos

Edgardo Carlos
Chief Financial Officer

cc:	Jenn Do
Al Pavot
(Securities and Exchange Commission)

Mervyn Martins
(PricewaterhouseCoopers)

Christian J.P. Mitrani
(Mitrani, Caballero, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)